UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               DaimlerChrysler AG
                    -----------------------------------------

                                (Name of issuer)




                                 Ordinary Shares
                    -----------------------------------------

                         (Title of class of securities)



                                    D1668R123
                    -----------------------------------------

                                 (CUSIP number)

                                December 31, 1999
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

---------------------------------                -------------------------------
           CUSIP No.                   13G                 Page 2 of 8 Pages
           D1668R123
---------------------------------                -------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              2,976,596
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      142,505,994
REPORTING                    ------ --------------------------------------------
PERSON WITH                         SOLE DISPOSITIVE POWER
                             7      2,976,596
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      148,518,054
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         151,494,650*                                                      [_]
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.1%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------



*    Included   in  this   figure   are   the   securities   reported   by  KARU
     Beteiligungsverwaltungs GmbH & Co. KG on the following cover page.

** Included in this percentage is the percentage of securities reported by KARU Beteiligungsverwaltungs GmbH & Co. KG on the following cover page.

---------------------------------                -------------------------------
           CUSIP No.                   13G                 Page 3 of 8 Pages
           D1668R123
---------------------------------                -------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KARU Beteiligungsverwaltungs GmbH & Co. KG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      119,818,714
REPORTING                    ------ --------------------------------------------
PERSON WITH                         SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      119,818,714
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         119,818,714
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         12.0%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  DaimlerChrysler AG (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive office is Epplestrasse 225, 70546 Stuttgart, Germany.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG") and KARU Beteiligungsverwaltungs GmbH & Co. KG ("KARU" and DBAG together, the "Reporting Persons"). This Schedule 13 G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of KARU is Frankfurter Str. 10-14, 65760 Eschborn, Germany.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    (a) [_] Broker or dealer registered under section 15 of the Act;

                    (b)  [_] Bank as defined in section 3(a)(6) of the Act;

                    (c) [_] Insurance Company as defined in section 3(a)(19) of the Act;

                    (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940;

                    (e)  [_] An investment adviser in accordance with Rule 13d-1
                         (b)(1)(ii)(E);

                    (f) [_] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                    (g) [_] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                    (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                    (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                    (j)  [_] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to  Rule 13d-1 (c), check
                  this box.   [X]
Item 4.  Ownership.

         (a)      Amount beneficially owned:

                           Each of the  Reporting  Persons  owns the  amount  of
                  Ordinary Shares as set forth on the applicable cover page.

         (b)      Percent of class:

                           Each of the Reporting  Persons owns the percentage of
                  Ordinary Shares as set forth on the applicable cover page.

         (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:

                                    Each of the  Reporting  Persons has the sole
                           power to vote or direct the vote of Ordinary Shares as set forth on the applicable cover page.

                           (ii)  shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of Ordinary Shares as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of the  Reporting  Persons has the sole
                           power to dispose or direct the disposition of Ordinary Shares as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of Ordinary Shares as set forth on the applicable cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Except with respect to 2,976,596 Ordinary Shares held by DBAG for its own account, investment management clients of the Reporting Persons and their subsidiaries listed in Item 7 have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of DBAG which hold Ordinary Shares included in the figures on the cover pages: KARU Beteiligungsverwaltungs GmbH & Co. KG, Deutsche Asset Management Group Limited, Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Gesellschaft fur Wertpapiersparen mbH, Deutsche Vermogensbildungsgesellschaft mbH, DB Luxemburg SA, DWS Investment Management S.A9. Luxemburg, Finanza & Futuro S.p.A., DWS (Austria) Investmertgesellschaft mbH, Deutsche Bank AG Sydney, Deutsche Funds Management Inc., DB Suisse, Deutsche Asset Management Investmertgesellschaft mbH, Deutsche Asset Management International GmbH, Deutsche Herold, Deutsche Bank AG London, DB Fixed Income Limited, DB Gestion Sociedad Gestora de Instituciones de Inversion Colectiva, Sociedad Anonima, Deutsche Trust Bank Limited, Deutsche Asset Management (Japan) Ltd and Deutsche Bank International Ltd.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000



                                DEUTSCHE BANK AG



                                By:/s/ Dr. Dieter Eisele
                                   -----------------------------
                                   Name:   Dr. Dieter Eisele
                                   Title:  Group Head of Compliance



                                By:/s/ Dr. Rainer Grimberg
                                   -----------------------------
                                   Name:   Dr. Rainer Grimberg
                                   Title:  Vice President

                                                                       EXHIBIT I



                      Consent of KARU Beteiligungsverwaltungs GmbH & Co. KG


          The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and KARU Beteiligungsverwaltungs GmbH & Co. KG pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 14, 2000



                                KARU BETEILIGUNGSVERWALTUNGS GMBH & CO. KG



                                By:  /s/ Herbert Schaffner
                                   -----------------------------
                                   Name:   Herbert Schaffner
                                   Title:  Managing Director